CUSIP No. 29385B109	13D	Page 100 of 100

Exhibit 99.22

EXECUTIVE OFFICERS AND DIRECTORS

OF

ZA MEDIA INC.

Set forth below is a list of each executive officer and director of ZA Media Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Al Zikowitz 66 Wellington Street West, Suite 4100, Toronto ON M5K 1B7	Director and Vice President of ZA Media Inc. an investment company.

Brian O’Neil 66 Wellington Street West, Suite 4100, Toronto ON M5K 1B7	Director and President of ZA Media Inc. an investment company.